SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549

          Amendment No. 1
          to
          Schedule 13D

          Under the Securities Exchange Act of 1934

          SUFFOLK BANCORP
          (Name of Issuer)

          Common Stock, $5.00 par value
          (Title of Class of Securities)

            864739107
          (CUSIP Number)

          Daniel M. Healy
          Executive Vice President
          and
          Chief Financial Officer
          North Fork Bancorporation, Inc.
          9025 Route 25
          Mattituck, New York  11952
          (516) 298-5000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
          Copy to:

          William S. Rubenstein, Esq.
          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, New York  10022
          (212) 735-2642

                           September 12, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid
          with this statement:  [   ]


          CUSIP No.  864739107

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:
                    North Fork Bancorporation, Inc.
                    I.R.S. Identification No. 36-3154608

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                  (a)[   ]
                                  (b)[   ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:
                    OO  (See Item 3)

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                              [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
                       State of New York


                                        7.   SOLE VOTING POWER
          NUMBER OF SHARES                   5.3%
          BENEFICIALLY OWNED
          BY EACH REPORTING             8.   SHARED VOTING POWER
          PERSON WITH                        None

                                        9.   SOLE DISPOSITIVE POWER
                                             5.3%

                                       10.  SHARED DISPOSITIVE POWER
                                            None

         11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                       195,064

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:
                              [ X ]

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.3%

         14.  TYPE OF REPORTING PERSON
                  CO


                    This Amendment No. 1, dated September 12, 1995, to the Schedule 13D (the "Schedule 13D") filed by North Fork Bancorporation, Inc. ("North Fork") and dated as of May 25, 1995, amends and supplements the Schedule 13D by adding the following information under the items indicated. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the
          Schedule 13D.

          Item 4.   Purpose of Transaction.

                    North Fork is continuing to explore the
          possibility of acquiring the entire equity interest in the Company. North Fork may acquire ownership or control of up to 19.9% of the outstanding voting securities of the Company without seeking any further regulatory approval. North Fork currently intends to purchase Common Stock from time to time, up to 19.9% of the outstanding shares of Common Stock, in the market or in privately negotiated transactions, subject to market conditions and other opportunities available to North Fork. North Fork reserves the right not to purchase any shares of Common Stock and to sell some or all of the Common Stock that it currently owns or that it may acquire in the future.

                    On September 12, 1995, North Fork delivered a letter (the "Letter") to the Company detailing certain disclosure deficiencies which North Fork believes are contained in the Company's proxy statement relating to the Company's special meeting scheduled to be held on September 28, 1995. The letter is attached hereto as
          Exhibit 1 and is incorporated by reference herein.

                    Except as set forth in this Item 4, neither
          North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                   (a)-(b) North Fork has sole voting and
          dispositive power with respect to 195,064 shares, or approximately 5.3% of the shares of Common Stock reported by the Company to be outstanding on August 25, 1995. In addition, an aggregate of 11,709 shares of Common Stock are owned by North Fork officers and directors, as set forth in Schedule 2 hereto. North Fork expressly disclaims beneficial ownership of all of the shares held by its officers and directors.

                   Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, owns any Common
          Stock.

                  (c)  On July 3, 1995, Allan C. Dickerson acquired
          9.05 shares of Common Stock through the Company's Dividend Reinvestment and Stock Purchase Plan at a price of $33.25 per share. Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

                    (d)  Inapplicable.

                    (e)  Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    In connection with the receipt of approval from the Banking Department of the Banking Department Application, North Fork has made commitments to the Banking Department which are similar in all material respects to those made to the Federal Reserve in connection with the approval of the Federal Reserve Application.

          Item 7.   Material to be filed as Exhibits.

                    Exhibit 1--    Letter, dated as of September
                                   12, 1995, from John A. Kanas
                                   to Suffolk Bancorp


                                    SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: September 12, 1995

                                   NORTH FORK BANCORPORATION, INC.

                                   By:    /s/ Daniel M. Healy
                                      _____________________________
                                         Daniel M. Healy
                                         Executive Vice President and
                                         Chief Financial Officer


          SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS
          OF NORTH FORK BANCORPORATION, INC.

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of North Fork Bancorp-oration, Inc. ("North Fork") is set forth below. If no business address is given, the director's or officer's address is 9025 Route 25, Mattituck, New York 11952. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with North Fork.

                                   Present Principal Occupation
          Name                     or Employment and Address

          John Adam Kanas          Chairman, President and Chief
                                   Executive Officer

          Anthony J. Abate         Vice President and Secretary

          John Bohlsen             Vice Chairman - North Fork
                                   President
                                   The Helm Development Corp.
                                   166 W. Main St.
                                   East Islip, NY  11730

          Malcolm J. Delaney       Retired
                                   Heritage Hills
                                   518A
                                   Somers, NY  10589

          Allan C. Dickerson       Retired
                                   2255 Grand Ave.
                                   Mattituck, NY  11952

          Lloyd A. Gerard          Antique Dealer and Auctioneer
                                   P.O. Box 146
                                   Remsenburg, NY  11960

          Daniel M. Healy          Executive Vice President and
                                   Chief Financial Officer

          James F. Reeve           President
                                   Harold R. Reeve & Sons, Inc.
                                   North Road
                                   Mattituck, NY  11952

          James H. Rich, Jr.       President
                                   Southold Lumber Co., Inc.
                                   3045 Wells Ave.
                                   P.O. Box 208
                                   Southold, NY  11971

          George H. Rowsom         President
                                   S.T. Preston & Son, Inc.
                                   South Main St. Wharf
                                   Greenport, NY  11944

          Kurt R. Schmeller        President
                                   Queens Borough Community College
                                   City University of New York
                                   Bayside, NY  11364

          Raymond W. Terry, Jr.    Retired
                                   610 Jockey Creek Dr.
                                   P.O. Box 983
                                   Southold, NY  11971


          SCHEDULE II

          SHARES OF SUFFOLK BANCORP
          OWNED BY
          DIRECTORS AND EXECUTIVE OFFICERS
          OF NORTH FORK BANCORPORATION, INC.

                   North Fork expressly disclaims beneficial ownership of the 11,709 shares of Common Stock which, as of September 12, 1995, are owned by North Fork officers and directors, as set forth below.

                              Shares          Date       Manner of
          Name                Owned         Purchased    Purchase

          Lloyd A. Gerard      9,110        1928-1985    Gift
          Allan C. Dickerson     100 (1)    6/1/84       Purchase
                                  10 (1)    6/7/86       Dividend
                                 440 (1)    7/31/86      5/1 Split
                                 550 (1)    5/22/87      2/1 Split
                                 414 (1)    Since 1987   Dividend
                                                         Reinvestment
          James H. Rich, Jr.      50 (2)    11/8/76      Purchase
                                   2 (2)    2/4/85       Dividend
                                                         Reinvestment
                                  10 (2)    6/30/85      Dividend
                                                         Reinvestment
                                 248 (2)    7/31/86      5/1 Split
                                 310 (2)    5/22/87      2/1 Split
                                 100 (2)    10/7/87      Purchase
                                 180 (3)    2/18/88      Purchase
                                 100 (3)    11/16/88     Purchase
          John Adam Kanas          7       Prior to 1986 Purchase
                                  28        7/31/86      5/1 Split
                                  35        5/22/87      2/1 Split
                                  15        Since 1987   Dividend
                                                         Reinvestment

                    Total:    11,709

          (1) Owned by Mr. Dickerson's wife, Charlotte Dickerson.
          (2) Owned by Mr. Rich's wife, Adele Rich.
          (3) Owned jointly by Mr. Rich and his wife, Adele Rich.